Exhibit 21.1
SUBSIDIARIES OF TREEHOUSE FOODS, INC.

Name of Subsidiary		Jurisdiction of Formation
1	American Italian Pasta Company	Delaware
2	Associated Brands Inc.	Canada
3	Associated Brands, Inc.	New York
4	Bay Valley Foods, LLC	Delaware
5	BFG Canada Ltd.	Canada
6	Cottage Bakery, Inc.	California
7	EDS Holdings LLC	Delaware
8	E.D. Smith Foods, Ltd.	Canada
9	E.D. Smith & Sons LP	Canada
10	IAPC Holding B.V.	Netherlands
11	Linette Quality Chocolates, Inc.	Georgia
12	Pasta Lensi, S.r.l.	Italy
13	Protenergy Holdings, Inc.	Delaware
14	Protenergy Natural Foods Corp.	Canada
15	Protenergy Natural Foods, Inc.	Delaware
16	Ralcorp Frozen Bakery Products, Inc.	Delaware
17	S.T. Specialty Foods, Inc.	Minnesota
18	Sturm Foods, Inc.	Wisconsin
19	The Carriage House Companies, Inc.	Delaware
20	TreeHouse Foods Services, LLC	Delaware
21	TreeHouse International Holdings, Inc.	Delaware
22	TreeHouse Private Brands, Inc.	Missouri
23	Western Waffles Corp.	Canada
24	0808414 B.C. Ltd.	Canada
25	1242866 B.C. Ltd.	Canada